Exhibit 99.1

NEWS RELEASE

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NEWS RELEASE

YAMANA GOLD REPORTS 2009 RESULTS AND MINERAL RESERVES AND RESOURCES

- Significant fourth quarter revenue, earnings and cash flow growth -

TORONTO, ONTARIO, March 3, 2010 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) today announced its financial and operating results for the fourth quarter and year ended December 31, 2009 and its mineral reserves and mineral resources for the year ended December 31, 2009.  All dollar amounts are expressed in United States dollars unless otherwise specified.

2009 FOURTH QUARTER AND FULL YEAR HIGHLIGHTS

Financial and Operating Highlights

Highlights for the three- and twelve-month periods ended December 31, 2009 include:

•	Total production from continuing operations of 289,456 gold equivalent ounces (GEO) and 1,025,677 GEO, respectively;
•	Cash costs(1) from continuing operations excluding Alumbrera of $111 per GEO and $170 per GEO, respectively;
•	Revenues of $399.8 million and $1.2 billion, respectively;
•	Mine operating earnings of $184.3 million and $467.5 million, respectively;
•	Net earnings of $36.2 million and $192.6 million, respectively;
•	Adjusted Earnings(1) of $100.9 million or $0.14 per share and $346.1 million or $0.47 per share, respectively;

For the period ended December 31, (In millions of United States Dollars)	Three months ended	Twelve months ended
Net earnings	$36.2	$192.6
Mark-to-market on period sales and final price and quantity settlements	-	-
Non-cash unrealized foreign exchange losses/(gains)	20.3	(36.7)
Non-cash unrealized losses on derivatives	9.7	112.5
Non-recurring future income tax adjustments	15.2	35.8
Proceeds on sale of commodity derivatives	-	-
Write off of mineral interests and other assets	8.3	8.3
Stock-based and other compensation	15.4	23.3
Future income tax expense on translation of intercompany debt	1.6	51.6
Adjusted Earnings before income tax effects	106.7	387.4
Income tax effect on adjustments	(5.8)	(41.3)

Adjusted Earnings	$100.9	$346.1
Note: Earnings adjustments reflect both continuing and discontinued operations.

•
Cash flows from continuing operations after changes in non-cash working capital items of $211.2 million or $0.29 per share (cash flows from continuing operations before changes in non-cash working capital items(1) of $155.2 million or $0.21 per share), and $528.0 million or $0.72 per share (Cash flows from continuing operations before changes in non-cash working capital items of $495.6 million or $0.68 per share), respectively.

1.
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows from operations before changes in non-cash working capital, cash flows from operations before changes in non-cash working capital per share and gross margin are non-GAAP measures. Reconciliation of non-GAAP measures is located on page 10 to 16 of this press release. Cash costs are shown on a by-product basis.

Development, Exploration and Corporate Highlights

Highlights for the three-month period ended December 31, 2009 include:

•	Completed plant upgrade at El Penon to 4,300 tpd
•	Completed plant upgrade and processed ore at 6,000 tonnes per day at Jacobina
•	Transitioned to owner mining at El Penon
•	Commenced plant optimizations at Chapada scheduled to increase throughput to up to 22 million tonnes per year before 2012
•	Continued to advance development work at C1 Santa Luz, Mercedes and the Minera Florida tailings project
•	Increased credit facility to $680 million and closed private placement of $270 million in long term debt
•	Proven and probable mineral reserves of 17.6 million ounces of gold, replacing mined ounces

Highlights subsequent to the quarter include:
•	Completed the first of several studies evaluating certain optimization initiatives at Agua Rica all of which are expected to have a positive impact on the project
•	Announced the new discovery gold mineralized zones, Suruca at Chapada, Lagoa do Gato at Fazenda Brasileiro and Lagartixa at Jacobina
•	Made construction decision for the development of Ernesto/Pau-a-Pique for start-up in late 2012
•	Provided new strategic plan for the optimization of El Peñón and announced the discovery of a new very high grade vein system, Pampa Augusta Victoria

“Our objective in 2009 was to create predictable and reliable operations while remaining committed to our core philosophy of sustainable production, operating in stable jurisdictions, growth and low cash costs,” said Yamana’s chairman and chief executive officer, Peter Marrone. “We have achieved our objective this year. This was a defining year for Yamana. We have sustainable production with our robust long life operational assets, we have growth with our well-defined development stage projects of which construction decisions have already been made for four, we have world class value enhancing projects in addition to significant exploration potential, and we have continued to deliver substantial cash flow growth which we expect to continue in 2010.  As we begin this year, we remain committed to the core tenets of our Company as we prepare for our next new wave of growth.”

FINANCIAL AND OPERATING SUMMARY
Revenues for the three-month period ended December 31, 2009 were $399.8 million, and for the year were $1.2 billion, representing a 25 percent increase from the previous year.

Mine operating earnings for the three-month period ended December 31, 2009 were $184.3 million, and for the year were $467.5 million, representing a 31 percent increase from the previous year.

Adjusted Earnings for the three-month period ended December 31, 2009 were $100.9 million or $0.14 per share.  Adjusted Earnings for the year were $346.1 million, or $0.47 per share, representing a 23 percent increase from the previous year. Net earnings for the three-month period ended December 31, 2009 were $36.2 million and for the year were $192.6 million.

Cash flows from continuing operations after changes in non-cash working capital items for the three-month period ended December 31, 2009 were $211.2 million or $0.29 per share and for year were $528.0 million or $0.72 per share, representing a 122 percent increase from the previous year. Cash flows from continuing operations before changes in non-cash working capital items for the three-month period ended December 31, 2009 were $155.2 million or $0.21 per share and for the year were $495.6 million or $0.68 per share, representing a 21 percent increase from the previous year.

Cash and cash equivalents as at December 31, 2009 were $170.1 million.

Total production from continuing operations for the three-month period ended December 31, 2009 was 289,456 GEO (comprised of 238,438 ounces of gold and 2.8 million ounces of silver) representing an eight percent and 33 percent increase from the third quarter of 2009 and fourth quarter of 2008, respectively. Production from discontinued operations for the three month period ended December 31, 2009 was 35,796 GEO.  Total production from continuing operations for the year was 1,025,677 GEO (comprised of 835,265 ounces of gold and 10.5 million ounces of silver) representing a 19 percent increase from the previous year.  Total production from discontinued operations for the year was 175,338 GEO.

Cash costs for continuing operations excluding Alumbrera for the three-month period ended December 31, 2009 were $111 per GEO and for the year were $170 per GEO.

Gross margin(1) per GEO sold for the three-month period ended December 31, 2009 were $941 per GEO, representing a 19 percent increase from the third quarter.  Gross margin per GEO sold for the year were $775 per GEO, representing a 12 percent increase from the previous year.

“We continued to build on our track record of growth with exceptional growth in fourth quarter revenue, adjusted earnings and cash flows,” said Chuck Main, Yamana’s executive vice president finance and chief financial officer.  “We remained focused on maintaining industry low cash costs leading to our significant margin to the gold price. Further, we finished the year with a strong cash position and robust balance sheet.”

Chapada, Brazil
Chapada produced 156,251 ounces of gold for the year, exceeding original production guidance of 140-155,000 ounces of gold. Plant optimizations began in the fourth quarter and are scheduled to increase throughput to up to 22 million tonnes per year before 2012.

El Peñón, Chile
El Peñón produced 394,400 GEO for the year mining at a progressively higher rate and grade. In the fourth quarter, El Peñón transitioned to owner-mining, which modestly and temporarily caused a decrease in production and increase in cash costs(1) which will carry over into the first quarter of 2010 but is expected to improve production and going forward. Production in December at El Peñón with the completion of the plant upgrade, although during this owner-mining transition period, was in excess of 44,000 GEO and was 109,979 GEO for the fourth quarter.  Production in the first quarter of 2010 is expected to be less than the fourth quarter of 2009 but higher than the first quarter in 2009.  Production in 2010 is expected to ramp up quarter over quarter similar to trends seen in 2009.

Yamana is evaluating a new strategic plan for the optimization of El Penon to increase production from current levels with the objective of achieving a sustainable production level of 450,000 to 500,000 GEO.  Yamana’s intention is to begin at these levels in 2012 and going forward, subject to further evaluation.  Contribution from the newly discovered high grade vein system, Pampa Augusta Victoria, will further support this objective.

Jacobina, Brazil
Development efforts in 2008 led to an improved performance in 2009 with production of 110,515 ounces of gold for the year, an increase of over 51 percent from 2008. During the fourth quarter Jacobina began processing ore at 6,000 tonnes per day, the level expected in 2010.

The Company remains focused on improving dilution and recovery as well as exploring, discovering and developing higher grade areas including Canavieiras. Exploration efforts will also be focused on the new discovery, Lagartixa.

Gualcamayo, Argentina
Gualcamayo continued to meet and exceed expectations in its first year of production. Production continued to ramp up in the fourth quarter increasing 50 percent from the third quarter of 2009 with production for the full year of 143,471 ounces exceeding original guidance of approximately 120,000 ounces.  Cash costs for the year of $301 per ounce of gold were well below recent guidance of $350 per ounce of gold.

Minera Florida, Chile
Production for the year at Minera Florida was 91,877 per GEO, representing a 42 percent increase from the previous year as a result of the completed expansion in the first quarter of 2009.  Development work continues to progress at the tailings project with production on track for early 2012.

Fazenda Brasileiro, Brazil
Production at Fazenda Brasileiro for the year was 76,413 ounces of gold. As Fazenda Brasileiro reaches the end of its known mine life based on mineral reserves, exploration efforts continue to focus on the two newly discovered areas, CLX2 and Lagoa do Gato, which Yamana believes represent significant potential to increase the mine life.

Overview of Operational Results

Production (GEO)	Q4 2009	2009
Chapada	42,216	156,251
El Penon	109,979	394,400
Gualcamayo	59,118	143,471
Jacobina	24,866	110,515
Minera Florida	24,198	91,877
Fazenda Brasileiro	17,535	76,413
Alumbrera (12.5%)	11,544	52,750
Total Production (Continuing operations)	289,456	1,025,677

Cash costs ($ per GEO)	Q4 2009	2009
Chapada	(1.468)	(848)
El Penon	382	353
Gualcamayo	290	301
Jacobina	597	476
Minera Florida	365	373
Fazenda Brasileiro	577	453
Cash costs (Continuing operations)*	111	170
* Cash costs for continuing operations excluding Alumbrera

Overview of Financial Results

The following table presents a summary of financial and operating information(i) for the three and twelve months ended December 31, 2009:

For the period ended December 31, 2009 (in thousands of United States Dollars)	Three months ended	Twelve months ended
Revenues(ii)	$399,825	$1,183,314
Cost of sales excluding depletion, depreciation and amortization	(141,695)	(479,847)
Depletion, depreciation and amortization	(73,108)	(233,687)
Accretion of asset retirement obligations	(681)	(2,282)
Mine operating earnings	184,341	467,498
Expenses
General and administrative	(40,472)	(101,357)
Exploration	(6,479)	(20,438)
Other	(3,062)	(3,870)
Operating earnings	134,328	341,833
Other business expenses	(19,690)	(12,322)
Foreign exchange (losses)/gains	(13,305)	74,515
Realized (losses)/gains on derivatives	(9,190)	18,659
Unrealized losses on derivatives	(8,478)	(105,428)
Earnings from continuing operations before income taxes, equity earnings and non-controlling interest	83,665	317,257
Income tax expense	(42,415)	(136,559)
Equity earnings from Minera Alumbrera	12,208	31,073
Earnings from continuing operations	53,458	211,771
Loss from discontinued operations (i)	(17,283)	(19,140)
Net earnings	$36,175	$192,631
Earnings Adjustments (iii):
Mark-to-market on prior period sales and price and quantity settlements	-	-
Non-cash unrealized foreign exchange losses/(gains)	20,314	(36,672)
Non-cash unrealized losses on derivatives	9,666	112,519
Non-recurring future income tax adjustments (iv)	15,234	35,826
Proceeds on sale of commodity derivatives	-	-
Write off of mineral interests and other assets	8,301	8,301
Stock-based and other compensation	15,380	23,275
Future income tax expense on translation of intercompany debt	1,613	51,578
Adjusted Earnings before income tax effects	106,683	387,458
Income tax effect of adjustments	(5,820)	(41,327)
Adjusted Earnings	100,863	346,131
Basic earnings per share	$0.05	$0.29
Diluted earnings per share	$0.05	$0.26
Adjusted Earnings per share	$0.14	$0.47
Cash flows from operating activities from continuing operations (after changes in non-cash working capital items)	$211,206	$528,026
Cash flows from operating activities from continuing operations (before changes in non-cash working capital items)	$155,225	$495,619
Capital expenditures from continuing operations	$138,816	$498,757
Cash and cash equivalents (end of period)	$170,070	$170,070
Average realized gold price per ounce (ii)	$1,095	$980
Average realized silver price per ounce (ii)	$17.47	$14.89
Chapada average realized copper price per pound (ii)	$3.18	$2.44
Total gold sales (ounces) including discontinued operations and Alumbrera (ounces)	268,864	975,585
Total silver sales (millions of ounces)	2.9	10.5
Chapada payable copper contained in concentrate sales (millions of lbs)	34.6	137.4

(i)	Results of San Andrés, São Vicente and São Francisco mines have been reclassified as discontinued operations (in accordance with GAAP) with restatement of prior period comparatives.
(ii)	Revenues consist of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales. Realized prices reflect continuing operations.
(iii)	Earnings adjustments reflect both continuing and discontinued operations.
(iv)
Non-recurring and non-cash tax adjustments on the revaluation of future income tax liabilities related to the excess purchase price of the Meridian Gold Inc. acquisition in respect to the mineral interests in Chile and a write-off of future income tax assets relating to discontinued operations.

Further details of the 2009 fourth quarter and year end results can be found in the Company’s unaudited Management’s Discussion and Analysis and unaudited Consolidated Financial Statements at www.yamana.com, in the “Investors” section under “Financial and Corporate Reports”.

YEAR END MINERAL RESERVES AND MINERAL RESOURCES
Yamana today also announced its proven and probable mineral reserves and measured, indicated and inferred resources for the year ended December 31, 2009. Yamana replaced mined ounces in 2009 with proven and probable mineral reserves for continuing operations of 17.6 million ounces of gold, which are consistent to levels in 2008.

Proven and probable gold mineral reserves increased in the following areas:
•	710,000 ounces of gold at Ernesto/Pau-a-pique
•	264,000 ounces of gold at C1 Santa Luz
•	272,000 ounces of gold at Jacobina
•	281,000 ounces at El Penon. The recent discovery of a very high grade vein, Pampa Augusta Victoria, represents the significant exploration potential that remains at El Penon.

Below is a summary of the changes in gold mineral reserves year-over-year:

Proven and probable mineral reserves as of December 31, 2008*	17,561,000 ounces
Mined gold ounces during 2009	(1,020,000 ounces)
Discovered and upgraded gold ounces during 2009	1,036,000 ounces
Proven and probable mineral reserves as of December 31, 2009*	17,577,000 ounces

*For continuing operations

The complete mineral reserve and mineral resource estimates of Yamana as at December 31, 2009 for all metals, including tonnage, grade and accompanying metal price and cut-off grade assumptions can be found on Yamana’s website at www.yamana.com .

Mineral reserve and mineral resource summary table

	Contained Gold (000’s oz)	Contained Silver (000’s oz)	Contained Copper (Millions of lbs)
Proven Reserves	7,316	53,925	5,875
Probable Reserves	10,261	107,894	5,307
Proven and Probable Reserves	17,577	161,822	11,181

Measured Resources	2,719	11,354	881
Indicated Resources	10,229	48,340	2,794
Measured and Indicated Resources	12,950	59,694	3,675
Inferred Resources	10,207	92,164	5,703

Yamana continues to focus on exploration with a budget of $75 to $80 million in 2010.  The exploration program will continue to focus on numerous new areas of mineralization discovered in 2009 and on increasing mineral reserves and mineral resources while continuing with its near-mine exploration program and its efforts to look for new opportunities such as on the ground purchases elsewhere in the Americas.  Yamana anticipates a substantial increase in mineral resources in 2010 as new mineral resource estimates are completed, including Salamanca, Caiamar and Suruca.

Key exploration events for 2010:
•	Mineral resource estimate at Salamanca, Gualcamayo: H1 2010
•	Updated mineral resource estimate at Pilar: mid 2010
•	Mineral resource estimate at Caiamar: H2 2010
•	Mineral resource estimate at Suruca, Chapada: End of 2010

OUTLOOK AND STRATEGY
Yamana remains committed to sustainability, growth, low cash costs and stability of jurisdictions.  Its objective has been to create predictability and reliability in its operations with a sustainable production platform of approximately 1.1 million gold equivalent ounces.

The Company’s outlook continues to focus on its core assets, preserving capital, maximizing cash balances and maintaining maximum flexibility across its various interests including its development stage and near development stage projects. The Company continues to be committed to prudent and disciplined growth and will continue to focus on improving the value and returns of its various projects. It will also continue to focus on containing costs and ensuring effective management of capital expenditures.

The Company’s well defined development stage and exploration projects, in addition to further value enhancing opportunities, provide Yamana with a superior organic growth profile and value proposition.

Production from continuing operations is expected to be in the range of 1,030,000 to 1,145,000 million GEO in 2010 and 1,045,000 to 1,150,000 GEO in 2011 representing an overall increase of up to 12 percent from 2009. Growth is expected to ramp up substantially in 2012 to approximately 1.3 million GEO as four development stage projects including C1 Santa Luz, Mercedes, Minera Florida tailing project and Ernesto/Pau-a-pique, where construction decisions have already been made, are expected to begin production. By 2013, production is expected to reach the level of 1.5 million GEO, which represents a 46% increase in production from 2009.

Additional production growth is expected from development projects currently under evaluation such as QDD Lower West, Pilar and Caiamar which would bring the Company to a target production level of 1.7 million GEO. Exploration discoveries and robust value enhancing projects such as Agua Rica would contribute to longer term production growth.

The Company continues to evaluate the further expansion of its mines and development projects as follows:
Project	Status	Expected Initial Annual Contribution	Expected Production Start-date

C1 Santa Luz (i)	Construction decision made	130,000 gold ounces	Mid-2012
Mercedes	Construction decision made	120,000 GEO	Late 2012
Ernesto/Pau-a-Pique (i)	Construction decision made	120,000 gold ounces	Late 2012
Minera Florida tailings	Construction decision made	40,000 GEO	Early 2012
Pilar/Caiamar	Update resource estimate and complete basic engineering mid-2010	Over 100,000 gold ounces	Pending
Gualcamayo - QDD Lower West	Updated feasibility study expected in second half of 2010	90,000 gold ounces	Pending
Agua Rica (ii)	Update to the 2006 feasibility underway	154,000 GEO 365 million lbs of copper	Pending

(i)
In the first two full years of production at C1 Santa Luz, average annual production is expected to exceed 130,000 ounces and at Ernesto/Pau-a-pique average annual production is expected to be approximately 120,000 ounces which would accelerate pay-back. Annual production over the life of mine for C1 Santa Luz is expected to be 104,000 ounces of gold and 100,000 ounces of gold at Ernesto/Pau-a-pique.

(ii)
In the first ten full years of production at Agua Rica, average annual production is expected to be approximately 154,000 GEO and 365 million pounds of copper. Production over the life of mine is expected to be 136,000 GEO and 282 million pounds of copper.

Yamana continues to increase the value of Agua Rica and has completed the first of several studies evaluating certain optimization initiatives over and above the evaluation of the project based on the 2006 feasibility study, all of which are expected to have a material positive impact on the project. A full update to the 2006 feasibility study, which would include the recently completed optimization initiatives, the additional initiatives under review and definitive mineral reserve and production estimates, will be provided as the Company continues to work toward a formal construction decision expected before the end of 2011.

The Company remains focused on exploration through identifying and acquiring the best exploration properties in the Americas, developing a pool of talented geoscientists and replacing ounces at current operations.

FOURTH QUARTER CONFERENCE CALL
A conference call and audio webcast is scheduled for March 4, 2010 at 11:00 a.m. E.T. to discuss 2009 fourth quarter and year end results.

Fourth Quarter Conference Call Information:

Toll Free (North America):	1-888-231-8191
International:	1-647-427-7450
Participant Audio Webcast:	www.yamana.com

Fourth Quarter Conference Call REPLAY:

Toll Free Replay Call (North America):	877-289-8525, Passcode: 4173041#
Replay Call:	416-640-1917, Passcode: 4173041#

The conference call replay will be available from 2:00 p.m. Eastern Time on March 4, 2010 until 11:59 p.m. EST on March 18, 2010.

For further information on the conference call or audio webcast, please contact the Investor Relations Department or visit our website, www.yamana.com.

NON-GAAP MEASURES
The Company has included certain non-GAAP measures including “Cash costs per gold equivalent ounce”, “Cash costs per pound of copper”, “By-product cash costs per gold equivalent ounce”, “Adjusted Earnings or Loss and Adjusted Earnings or Loss per share”, “Cash flows from operations before changes in non-cash working capital” or “Cash flows from operating activities before changes in non-cash working capital” and “Gross margin” to supplement its financial statements, which are presented in accordance with Canadian GAAP.

The Company believes that these measures, together with measures determined in accordance with Canadian GAAP, provide investors with an improved ability to evaluate the underlying performance of the Company.  Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

RECONCILIATION OF NON-GAAP MEASURES

Cash costs
The Company has included cash costs per GEO information because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mines to generate cash flows. The measures are not necessarily indicative of operating profit or cash flows from operations as determined under Canadian GAAP. Cash costs per GEO are determined in accordance with the Gold Institute’s Production Cost Standard and are calculated on a co-product and by-product basis. Cash costs on a by-product basis are computed by deducting copper by-product revenues from the calculation of cash costs of production per GEO.

By-product Cash Costs Per Gold Equivalent Ounce (“GEO”)
The following table provides a reconciliation of cost of sales per the financial statements and by-product cash costs per GEO:
	In thousands of United States Dollars	United States Dollars per GEO
For the year ended December 31,	2009	2009

Adjustments:	$479,847	$517
Chapada treatment and refining costs related to gold and copper	30,417	33
Inventory movements and adjustments	(18,277)	(20)
Commercial selling costs	(18,816)	(20)
Chapada copper revenue including copper pricing adjustment	(315,324)	(340)
Total by-product cash costs (excluding Alumbrera)(i)	$157,847	$170
Mineral Alumbrera (12.5% interest) by-product cash costs	(37,070)	(703)
Total GEO by-product cash costs (i)	$120,777	$123
Commercial GEO produced excluding Alumbrera	928,097
Commercial GEO produced including Alumbrera	980,847

	In thousands of United States Dollars	United States Dollars per GEO
For the three months ended December 31,	2009	2009

Adjustments:	$141,696	$509
Chapada treatment and refining costs related to gold and copper	7,123	26
Inventory movements and adjustments	(9,404)	(34)
Commercial selling costs	2,217	8
Chapada copper revenue including copper pricing adjustment	(110,617)	(398)
Total by-product cash costs (excluding Alumbrera)(i)	$31,015	$111
Mineral Alumbrera (12.5% interest) by-product cash costs	(19,983)	(1,731)
Total GEO by-product cash costs (i)	$11,032	$38
GEO produced excluding Alumbrera	277,912

(i)	Cash costs per GEO is calculated on a weighted average basis.

Adjusted Earnings or loss and Adjusted Earnings or loss per share
The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) stock-based compensation, (b) foreign exchange (gains) losses, (c) unrealized (gains) losses on commodity derivatives, (d) impairment losses, (e) future income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (f) write-down of investments and other assets and any other non-recurring adjustments. Non-recurring adjustments from unusual events or circumstances, such as the unprecedented volatility of copper prices in the fourth quarter of 2008, are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments reflect both continuing and discontinued operations.

The terms “Adjusted Earnings (Loss)” and “Adjusted Earnings (Loss) per share” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with Canadian GAAP, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability. A reconciliation of Adjusted Earnings to net earnings as well as a discussion of the adjusting items is provided in Section 4 “Overview of Financial Results” for both the yearly and quarterly reconciliations.

Cash flows from continuing operations before changes in non-cash working capital
The Company uses the financial measure “cash flows from operations before changes in non-cash working capital” or “cash flows from operating activities before changes in non-cash working capital” to supplement its consolidated financial statements. The presentation of cash flows from operations before changes in non-cash working capital is not meant to be a substitute for cash flows from operations or cash flows from operating activities presented in accordance with Canadian GAAP, but rather should be evaluated in conjunction with such Canadian GAAP measures. Cash flows from operations before changes in non-cash working capital excludes the non-cash movement from period-to-period in working capital items including accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

The terms “cash flows from operations before changes in non-cash working capital” or “cash flows from operating activities before changes in non-cash working capital” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of cash flows from operations before changes in non-cash working capital provides useful information to investors because it excludes the non-cash movement in working capital items and is a better indication of the Company’s cash flows from operations and considered to be meaningful in evaluating the Company’s past financial performance or the future prospects. The Company believes that conventional measure of performance prepared in accordance with Canadian GAAP does not fully illustrate the ability of its operating mines to generate cash flows.

The following table provides a reconciliation of cash flows from operating activities of continuing operations before changes in non-cash working capital:
	Three months ended	Year ended
	December 31 2009	December 31 2009
Cash flows from operating activities of continuing operations	$211,206	$528,026

Adjustments:

Net change in non-cash working capital	(55,981)	(32,407)

Cash flows from operating activities of continuing operations before changes in non-cash working capital	$155,225	$495,619

Cash flow per share
The Company uses the financial measure “cash flow per share”  The presentation of cash flow per share is not meant to be a substitute for cash flows from operations or cash flows from operating activities presented in accordance with Canadian GAAP, but rather should be evaluated in conjunction with such Canadian GAAP measures. “Cash flow per share” is calculated as “cash flows from operations after changes in non-cash working capital” divided by the weighted average number of shares outstanding and/or as “cash flows from operating activities before changes in non-cash working capital” (Non-GAAP measure) divided by the weighted average number of shares outstanding for the period.

The term “cash flow per share” does not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definition is unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of cash flow per share provides useful information to investors because it presents cash flows from operations on a per share basis and is useful information to investors in evaluating the Company’s past financial performance or future prospects in its ability to generate cash flows.

The table below presents the calculation of cash flow per share:
	Three months ended	Year ended
	December 31, 2009	December 31, 2009
Cash flows from operations after changes in non-cash working capital	$211.2	$528.0
Cash flows from operations before changes in non-cash working capital	$155.2	$495.6
Weighted average number of shares outstanding	733	733
Cash flows from operations after changes in non-cash working capital per share	$0.29	$0.72
Cash flows from operations before changes in non-cash working capital per share	$0.21	$0.68

Gross margin
The Company uses the financial measure “gross margin” to supplement its consolidated financial statements. The presentation of gross margin is not meant to be a substitute for net earnings presented in accordance with Canadian GAAP, but rather should be evaluated in conjunction with such Canadian GAAP measures. Gross margin represent the amount of revenues in excess of cost of sales. It may be expressed in terms of percentage of revenues, both in total amount or on a per GEO basis.

The terms “gross margin” does not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of gross margin provides useful information to investors because it excludes the non-cash operating cost items such as depreciation, depletion and amortization, accretion for asset retirement obligations and other common operating expenses, and considers this non-GAAP measure meaningful in evaluating the Company’s past financial performance or the future prospects. The Company believes that conventional measure of performance prepared in accordance with Canadian GAAP does not fully illustrate the ability of its operating mines to generate cash flows.

The following table provides a reconciliation of gross margin:

	Three months ended	Year ended
	December 31 2009	December 31 2009

Revenues	$399,825	$1,183,314
Cost of sales excluding depletion, depreciation and amortization	(141,695)	(479,847)
Gross Margin	$258,130	$703,467
Gross Margin as % of Revenues	65%	59%
GEO Sold (excluding Alumbrera)	274,356	907,851
Gross Margin per GEO Sold	$941	$775

Qualified Person
Evandro Cintra, P.Geo., Senior Vice President, Technical Services for Yamana Gold Inc. has reviewed and confirmed the data contained within this news release and serves as the Qualified Person as defined in National Instrument 43-101.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. The Company plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Letitia Wong Director, Investor Relations (416) 815-0220 Email: investor@yamana.com www.yamana.com
MEDIA INQUIRIES:

Mansfield Communications Inc.

Hugh Mansfield

(416) 599-0024

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the projects and exploration programs discussed herein being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate resources, risk related to non-core mine dispositions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2008 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES
This news release uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Yamana’s Mineral Reserve and Mineral Resource Estimates as at December 31, 2009

Mineral Reserves (Proven and Probable)

Gold	Proven Reserves			Probable Reserves			Total Proven & Probable
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Alhue/Minera Florida	1,504	4.27	207	2,148	5.97	412	3,652	5.27	619
Alumbrera (12.5%)	38,750	0.40	498	1,250	0.29	12	40,000	0.40	510
Chapada	166,312	0.22	1,166	153,102	0.20	992	319,414	0.21	2,158
C1-Santa Luz	13,452	1.63	706	10,336	1.44	479	23,788	1.55	1,184
El Peñón	1,142	5.60	206	7,374	7.27	1,724	8,516	7.07	1,930
Ernesto/Pau a Pique	2,279	3.86	283	4,827	2.75	427	7,106	3.11	710
Fazenda Brasileiro	1,864	2.64	158	291	2.87	27	2,155	2.67	185
Gualcamayo	16,792	0.86	464	51,155	1.14	1,868	67,947	1.07	2,332
Jacobina	12,695	1.99	811	9,733	2.33	731	22,428	2.14	1,542
Mercedes	-	-	-	3,445	5.63	624	3,445	5.63	624
Sub Total Gold Mineral Reserves	254,790	0.55	4,498	243,661	0.93	7,296	498,451	0.74	11,794
Agua Rica	347,831	0.25	2,818	449,892	0.21	2,965	797,723	0.23	5,783
Total Gold Mineral Reserves	602,621	0.38	7,316	693,553	0.46	10,261	1,296,174	0.42	17,577

Silver
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Alhue/Minera Florida	1,504	22.69	1,097	2,148	50.22	3,467	3,652	38.88	4,564
El Peñón	1,142	273.79	10,053	7,374	200.50	47,530	8,516	210.33	57,583
Mercedes	-	-	-	3,445	62.36	6,908	3,445	62.36	6,908
Sub Total Silver Mineral Reserves	2,646	131.07	11,150	12,967	138.90	57,905	15,613	137.57	69,055
Agua Rica	347,831	3.83	42,775	449,892	3.46	49,989	797,723	3.62	92,767
Total Silver Mineral Reserves	350,477	4.79	53,925	462,859	7.25	107,894	813,336	6.19	161,822

Copper
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Alumbrera (12.5%)	38,750	0.39	333	1,250	0.32%	9	40,000	0.39	341
Chapada	166,312	0.33	1,192	153,102	0.30%	1,014	319,414	0.31	2,206
Sub Total Copper Mineral Reserves	205,062	0.33	1,525	154,352	0.30%	1,023	359,414	0.32	2,547
Agua Rica	347,831	0.57	4,386	449,892	0.43%	4,285	797,723	0.49	8,670
Total Copper Mineral Reserves	552,893	0.48	5,911	604,244	0.40%	5,308	1,157,137	0.44	11,217

Zinc
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Alhue/Minera Florida	1,504	1.39	46	2,148	1.62%	77	3,652	1.52	123
Total Zinc Mineral Reserves	1,504	1.39	46	2,148	1.62%	77	3,652	1.52	123

Molybdenum
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Alumbrera (12.5%)	38,750	0.013	11	1,250	0.015	0.4	40,000	0.013	11
Sub Total Moly Mineral Reserves	38,750	0.013	11	1,250	0.015	0	40,000	0.013	11
Agua Rica	347,831	0.035	268	449,892	0.033	327	797,723	0.034	596
Total Moly Mineral Reserves	386,581	0.033	279	451,142	0.033	328	837,723	0.033	607

Mineral Resources (Measured, Indicated and Inferred)

Gold	Measured Resources			Indicated Resources			Total Measured & Indicated			Inferred Resources
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Alhue/Minera Florida	882	5.48	155	1,247	5.28	212	2,129	5.37	367	2,746	6.12	541
Amancaya	-	-	-	-	-	-	-	-	-	1,390	7.90	351
C1-Santa Luz	10,498	1.65	557	11,534	1.50	555	22,032	1.57	1,112	4,830	1.40	217
Chapada	45,710	0.14	206	139,672	0.12	539	185,382	0.13	745	186,801	0.11	661
El Peñón	613	12.23	241	3,046	7.73	757	3,659	8.48	998	3,846	8.42	1,040
Ernesto/Pau a Pique	204	6.28	41	1.793	1.44	83	1,997	1.93	124	4,459	1.79	257
Esquel	-	-	-	4,700	15.00	2,286	4,700	15.00	2,286	900	9.90	274
Fazenda Brasileiro	481	2.31	36	1,303	2.94	123	1,784	2.77	159	1,862	3.48	208
Gualcamayo	5,967	1.30	249	14,630	1.18	553	20,597	1.21	802	20,826	0.92	615
Jacobina	7,995	2.20	565	8,259	3.27	867	16,254	2.74	1,433	16,480	2.36	1,252
Jeronimo (57.3%)	-	-	-	636	7.97	163	636	7.97	163	1,776	7.10	401
La Pepa	15,750	0.61	308	133,682	0.57	2,452	149,432	0.57	2,760	37,900	0.50	620
Mercedes	-	-	-	1,056	3.77	128	1,056	3.77	128	1,827	6.11	359
Pilar de Goias (Jordino) (75%)	-	-	-	1,337	4.95	213	1,337	4.95	213	4,106	5.56	734
Pilar de Goias (Ogo, Tres Buracas) (75%)										3,675	1.38	164
Sub Total Gold Mineral Resources	88,100	0.83	2,358	322,895	0.86	8,931	410,955	0.85	11,290	293,425	0.82	7,695
Agua Rica	64,169	0.17	361	248,108	0.16	1,299	312,277	0.17	1,660	651,000	0.12	2,512
Total Gold Mineral Resources	152,269	0.56	2,719	571,002	0.56	10,229	723,272	0.56	12,950	944,425	0.34	10,207

Silver
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Alhue/Minera Florida	882	18.17	515	1,247	28.24	1,132	2,129	24.07	1,647	2,746	55.11	4,865
Amancaya	-	-	-	-	-	-	-	-	-	1,390	73.00	3,270
El Peñón	613	300.96	5,928	3,046	205.99	20,172	3,659	221.89	26,100	3,846	257.84	31,880
Esquel	-	-	-	4,700	23.00	3,523	4,700	23.00	3,523	900	21.00	575
Mercedes	-	-	-	1,056	49.80	1,690	1,056	49.80	1,690	1,827	58.46	3,435
Sub Total Silver Mineral Resources	1,495	134.05	6,443	10,049	82.07	26,517	11,554	88.81	32,960	10,709	127,87	44,025
Agua Rica	64,169	2.38	4,911	248,108	2.74	21,823	312,277	2.66	26,734	651,000	2.30	48,139
Total Silver Mineral Resources	65,664	5.38	11,354	258,157	5.82	48,340	323,821	5.73	59,694	661,709	4.33	92,164

Copper
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Chapada	45,710	0.18	181	139,672	0.20	616	185,383	0.20	797	186,801	0.20	823
Sub Total Copper Mineral Resources	45,710	0.18	181	139,672	0.20	616	185,383	0.20	797	186,801	0.20	823
Agua Rica	64,169	0.49	700	248,108	0.40	2,178	312,277	0.42	2,878	651,000	0.34	4,880
Total Copper Mineral Resources	109,879	0.36	881	387,780	0.33	2,794	497,660	0.34	3,675	837,801	0.31	5,703

Zinc
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Alhue/Minera Florida	882	1.3	27	1,247	1.50	41	2,129	1.45	68	2,745	1.51	92
Total Zinc Mineral Resources	882	1.3	27	1,247	1.50	41	2,129	1.45	68	2,745	1.51	92

Molybdenum
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Agua Rica	64,169	0.01	40	248,108	0.01	165	312,277	0.01	206	651,000	0.03	488
Total Moly Mineral Resources	64,169	0.01	40	248,108	0.01	165	312,277	0.01	206	651,000	0.03	488

Yamana Gold Inc. Mineral Reserve and Mineral Resource Reporting Notes:

1.	Metal Prices and Cut-off Grades:

Mine	Mineral Reserves	Mineral Resources

Alhue/Minera Florida	$825 Au, $14.00 Ag, $0.75 lb Zn	2.5 g/t Au cut-off
Alumbrera (12.5%)	$919 Au, $1.80 Cu, $12.00 Mo, 0.22% Cu EQ cut-off	N/A
Amancaya	N/A	1.0 g/t Au EQ OP, 3.4 g/t Au EQ UG
Chapada	$825 Au, $2.25 Cu, $3.62 NSR cut-off	0.17% Cu EQ cut-off
C1-Santa Luz	$750 Au, 0.5 g/t Au cut-off	0.5 g/t Au cut-off
El Peñón	$825 Au, $14.00 Ag, variable cut-off	3.9 or 5.0 g/t Au EQ
Ernesto/Pau-a-Pique	$825 Au, 1.0 g/t UG, 0.3 g/t Au OP cut-off	0.3 g/t OP, 1.0 g/t IG
Fazenda Brasileiro	$776 Au, 1.5 g/t Au cut-off	1.5 g/t cut-off
Gualcamayo	$825 Au, QDD 0.15 g/t Au, AIM 0.5 g/t Au QDDLW 1.0 g/t Au cut-off	QDD 0.15 g/t Au, AIM 0.5 g/t Au, 1.0 g/t Au QDD LW
Jacobina	$825 Au; 1.1 g/t Au cut-off	0.5 g/t Au cut-off
Jeronimo (57.3%)	N/A	5.0 g/t Au cut-off
La Pepa	N/A	0.3 g/t Au cut-off
Mercedes	$825 Au, $14.00 Ag; 3.0 g/t Au EQ cut-off	2.0 g/t Au EQ cut-off
Pilar (75%)	N/A	2.0 g/t Au cut-off
Agua Rica	$425 Au, $1.10 Cu; 0.2% Cu and $3.74 cut-off	0.2% Cu cut-off

2.
All mineral reserves and mineral resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101, other than the estimates for the Alumbrera mine which have been calculated in accordance with the JORC Code which is accepted under NI 43-101.

3.	All mineral resources are reported exclusive of mineral reserves.

4.	Mineral resources which are not mineral reserves do not have demonstrated economic viability.

5.	Mineral reserves and mineral resources are reported as of December 31, 2009.

6.	For the qualified persons responsible for the mineral reserve and mineral resource estimates, see the qualified persons chart below:

Property	Qualified Persons for Mineral Reserves	Qualified Persons for Mineral Resources
Alhué/ Minera Florida	Stuart Collins, P.E., Scott Wilson Roscoe Postle Associates Inc.	Chester M. Moore, P.Eng., Scott Wilson Roscoe Postle Associates Inc.
Alumbrera	Julio Bruna Novillo, AusIMM, Xstrata Plc	Julio Bruna Novillo, AusIMM, Xstrata Plc
Amancaya	Not applicable	Chester M. Moore, P.Eng., Scott Wilson Roscoe Postle Associates Inc.
Chapada	Marco Antonio Alfaro Sironvalle, MAusIMM, Corporate Manager, Reserves, Yamana Gold Inc.	Marco Antonio Alfaro Sironvalle, MAusIMM, Corporate Manager, Reserves, Yamana Gold Inc.
C-1 Santa Luz	Enrique Munoz Gonzalez, MAusIMM, Metalica Consultores S.A.	Marco Antonio Alfaro Sironvalle, MAusIMM, Corporate Manager, Reserves, Yamana Gold Inc.
El Peñón	Stuart Collins, P.E., Scott Wilson Roscoe Postle Associates Inc.	Chester M. Moore, P.Eng., Scott Wilson Roscoe Postle Associates Inc.
Ernesto/ Pau-a -Pique	Renato Petter, P. Eng., Technical Services Director, Yamana Gold Inc.	Rogerio Moreno, MAusIMM, Principal Geologist, MCB Servicos e Mineracao Ltda.
Esquel	Not applicable	Robin J. Young, P. Geo., Western Services Engineering, Inc.
Fazenda Brasileiro	Renato Petter, P. Eng., Technical Services Director, Yamana Gold Inc.	Rogerio Moreno, MAusIMM, Principal Geologist, MCB Servicos e Mineracao Ltda.
Gualcamayo	Renato Petter, P. Eng., Director of Technical Services, Yamana Gold Inc.	Ronald G. Simpson, P. Geo., GeoSim Services Inc. and Marco Antonio Alfaro Sironvalle, MAusIMM, Corporate Manager, Reserves, Yamana Gold Inc.
Jacobina	Renato Petter, P. Eng., Technical Services Director, Yamana Gold Inc.	Rogerio Moreno, MAusIMM, Principal Geologist, MCB Servicos e Mineracao Ltda.
Jeronimo	Not applicable	Chester M. Moore, P. Eng., Scott Wilson Roscoe Postle Associates Inc.
La Pepa	Not applicable	Chester M. Moore, P. Eng., Scott Wilson Roscoe Postle Associates Inc.
Mercedes	David Sprott, B.Sc, M.Sc., P.Eng., Associate and Senior Mine Engineer, Golder Associates Ltd.	Greg Walker, P.Geo., Senior Manager, Resources Estimation, Yamana Gold Inc.

Pilar	Not applicable	Greg Walker, P.Geo., Senior Manager, Resources Estimation, Yamana Gold Inc. and Pamela L. De Mark, P.Geo., Senior Consultant, Snowden Mining Industry Consultants Inc.
Agua Rica	Renato Petter, P. Eng., Director of Technical Services, Yamana Gold Inc.	Evandro Cintra, Ph.D., P. Geo., Senior Vice President, Technical Services, Yamana Gold Inc.